                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              Bracknell Corporation
                      ------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    10382K102
                      ------------------------------------
                                 (CUSIP NUMBER)

                                    12/31/01
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO.   10382K102
         ----------------


1.   Names of Reporting Persons. HALIFAX FUND, L.P.
     I.R.S. Identification Nos. of above persons (entities only).

                              98-0203423
     ---------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)              X
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------


3.   SEC USE ONLY
                 ---------------------------------------------------------------

4.   Citizenship or Place of Organization    Cayman Islands, BWI
                                         -----------------------------


     Number of                  5.   Sole Voting Power       -0-
     Shares                                           --------------------------
     Beneficially               6.   Shared Voting Power    444,200
     Owned by                                           ------------------------
     Each                       7.   Sole Dispositive Power    -0-
     Reporting                                             ---------------------
     Person With                8.   Shared Dispositive Power  444,200
                                                             -------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         444,200
     ----------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.  Percent of Class Represented by Amount in Row (9)      0.67%
                                                      --------------------------

12.  Type of Reporting Person (See Instructions)        PN
                                                --------------------------------

                                  SCHEDULE 13G

CUSIP NO.   10382K102
         ----------------


1.   Names of Reporting Persons. PALLADIN PARTNERS I, L.P.
     I.R.S. Identification Nos. of above persons (entities only).

                              22-3035509
     ---------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)              X
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------


3.   SEC USE ONLY
                 ---------------------------------------------------------------

4.   Citizenship or Place of Organization    Delaware
                                         -----------------------------


     Number of                  5.   Sole Voting Power       -0-
     Shares                                           --------------------------
     Beneficially               6.   Shared Voting Power    34,590
     Owned by                                           ------------------------
     Each                       7.   Sole Dispositive Power    -0-
     Reporting                                             ---------------------
     Person With                8.   Shared Dispositive Power  34,590
                                                             -------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         34,590
     ----------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.  Percent of Class Represented by Amount in Row (9)      0.001%
                                                      --------------------------

12.  Type of Reporting Person (See Instructions)        PN
                                                --------------------------------

                                  SCHEDULE 13G

CUSIP NO.   10382K102
         ----------------


1.   Names of Reporting Persons. PALLADIN OVERSEAS FUND LTD.
     I.R.S. Identification Nos. of above persons (entities only).


     ---------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)              X
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------


3.   SEC USE ONLY
                 ---------------------------------------------------------------

4.   Citizenship or Place of Organization    Cayman Islands, BWI
                                         -----------------------------


     Number of                  5.   Sole Voting Power       -0-
     Shares                                           --------------------------
     Beneficially               6.   Shared Voting Power    297,067
     Owned by                                           ------------------------
     Each                       7.   Sole Dispositive Power    -0-
     Reporting                                             ---------------------
     Person With                8.   Shared Dispositive Power  297,067
                                                             -------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         297,067
     ----------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.  Percent of Class Represented by Amount in Row (9)      0.45%
                                                      --------------------------

12.  Type of Reporting Person (See Instructions)        CO
                                                --------------------------------

                                  SCHEDULE 13G

CUSIP NO.   10382K102
         ----------------


1. Names of Reporting Persons. DeAM CONVERTIBLE ARBITRAGE FUND, LTD. I.R.S. Identification Nos. of above persons (entities only).


     ---------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)              X
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------


3.   SEC USE ONLY
                 ---------------------------------------------------------------

4.   Citizenship or Place of Organization    Cayman Islands, BWI
                                         -----------------------------


     Number of                  5.   Sole Voting Power       -0-
     Shares                                           --------------------------
     Beneficially               6.   Shared Voting Power    297,067
     Owned by                                           ------------------------
     Each                       7.   Sole Dispositive Power    -0-
     Reporting                                             ---------------------
     Person With                8.   Shared Dispositive Power  297,067
                                                             -------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         297,067
     ----------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.  Percent of Class Represented by Amount in Row (9)      0.45%
                                                      --------------------------

12.  Type of Reporting Person (See Instructions)        CO
                                                --------------------------------

                                  SCHEDULE 13G

CUSIP NO.   10382K102
         ----------------


1.   Names of Reporting Persons. LANCER SECURITIES (CAYMAN) LTD.
     I.R.S. Identification Nos. of above persons (entities only).


     ---------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)              X
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------


3.   SEC USE ONLY
                 ---------------------------------------------------------------

4.   Citizenship or Place of Organization    Cayman Islands, BWI
                                         -----------------------------


     Number of                  5.   Sole Voting Power       -0-
     Shares                                           --------------------------
     Beneficially               6.   Shared Voting Power    204,211
     Owned by                                           ------------------------
     Each                       7.   Sole Dispositive Power    -0-
     Reporting                                             ---------------------
     Person With                8.   Shared Dispositive Power  204,211
                                                             -------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         204,211
     ----------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.  Percent of Class Represented by Amount in Row (9)      0.31%
                                                      --------------------------

12.  Type of Reporting Person (See Instructions)        CO
                                                --------------------------------

                                  SCHEDULE 13G

CUSIP NO.   10382K102
         ----------------


1.   Names of Reporting Persons. THE PALLADIN GROUP, L.P.
     I.R.S. Identification Nos. of above persons (entities only).

                              22-2889593
     ---------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)              X
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------


3.   SEC USE ONLY
                 ---------------------------------------------------------------

4.   Citizenship or Place of Organization    Texas
                                         -----------------------------


     Number of                  5.   Sole Voting Power       -0-
     Shares                                           --------------------------
     Beneficially               6.   Shared Voting Power    1,283,225
     Owned by                                           ------------------------
     Each                       7.   Sole Dispositive Power    -0-
     Reporting                                             ---------------------
     Person With                8.   Shared Dispositive Power  1,283,225
                                                             -------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,283,225
     ----------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.  Percent of Class Represented by Amount in Row (9)      1.93%
                                                      --------------------------

12.  Type of Reporting Person (See Instructions)        PN
                                                --------------------------------

                                  SCHEDULE 13G

CUSIP NO.   10382K102
         ----------------


1.   Names of Reporting Persons. PALLADIN SECURITIES, L.L.C.
     I.R.S. Identification Nos. of above persons (entities only).

                              13-3967539
     ---------------------------------------------------------------------------


2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)              X
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------


3.   SEC USE ONLY
                 ---------------------------------------------------------------

4.   Citizenship or Place of Organization    Delaware
                                         -----------------------------


     Number of                  5.   Sole Voting Power       -0-
     Shares                                           --------------------------
     Beneficially               6.   Shared Voting Power    6,090
     Owned by                                           ------------------------
     Each                       7.   Sole Dispositive Power    -0-
     Reporting                                             ---------------------
     Person With                8.   Shared Dispositive Power  6,090
                                                             -------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person

         6,090
     ----------------------------

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                      ----------

11.  Percent of Class Represented by Amount in Row (9)      0.001%
                                                      --------------------------

12.  Type of Reporting Person (See Instructions)        OO
                                                --------------------------------


This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of Common Stock, $.01 par value (the "Common Stock") of AppliedTheory Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 15, 2002 and amends and supplements the Schedule 13G dated February 22, 2001 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 1.

       (a)   NAME OF ISSUER: Bracknell Corporation
       (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                   2800 Metropolitan Center
                                   333 South Seventh Street
                                   Minneapolis, MN 55402

ITEM 2.

       (a)   NAME OF PERSON FILING:
                    The names of the persons filing this statement on Schedule 13G are: Halifax Fund, L.P., a Cayman Islands exempted limited partnership ("Halifax"), Palladin Securities, L.L.C., a Delaware limited liability company ("PSL"), Palladin Partners I, L.P., a Delaware limited partnership ("PPI"), Palladin Overseas Fund Ltd., a Cayman Islands exempted company ("POF"), DeAm Convertible Arbitrage Fund Ltd., a Cayman Islands exempted company ("DeAM"), Lancer Securities (Cayman) Ltd., a Cayman Islands exempted company ("Lancer"), and The Palladin Group, L.P., a Texas limited partnership ("Palladin"). Yarmouth Investments Ltd., a Cayman Islands exempted company ("Yarmouth"), is the sole general partner of Halifax. Palladin Administrative Services, L.L.C., a Delaware limited liability company ("PAS"), is the sole managing member of PSL. Palladin Asset Management, L.L.C., a Delaware limited liability company ("PAM") and PAS are the general partners of PPI. Jeffrey Devers, Robert Chender and SEI Investments Global (Cayman) Ltd., a Cayman Islands exempted company, are the directors of POF. Robert N. Chin, Jan Allen Kregel and Ian Godfrey Sampson are the directors of DeAM (the "DeAM Directors"). Paul S. Levy, David Y. Ying and Andrew Heyer are the directors of Lancer. Palladin Capital Management, LLC, a Delaware limited liability company ("PCM"), is the sole general partner of Palladin. Palladin is the investment advisor of Halifax, PPI, PSL, POF, DeAM and Lancer. Because its beneficial ownership arises solely from its status as the investment advisor of Halifax, PPI, PSL, POF, DeAM and Lancer, Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock. PSL, PAM, PAS, POF, PCM and Yarmouth are controlled by Jeffrey Devers. DeAM is controlled by the DeAM Directors. Lancer is controlled by Lancer Securities LLC, a Delaware limited liability company.

       (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             HALIFAX

             The business address of Halifax is c/o Huntlaw Corporate Services Ltd., The Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

             PSL

             The business address of PSL is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

             PPI

             The business address of PPI is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

             POF

             The business address of POF is c/o Huntlaw Corporate Services Ltd., The Huntlaw Building, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

             DEAM

             The business address of DeAM is c/o Walkers, Walker House, Mary Street, George Town, Grand Cayman Islands, British West Indies.

             LANCER

             The business address of Lancer is c/o W.S. Walker & Co., 2nd Floor, Caledonian House, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies

             PALLADIN

             The business address of Palladin is 195 Maplewood Avenue, Maplewood, New Jersey 07040.

       (c)   CITIZENSHIP:

             Halifax is an exempted limited partnership formed under the laws of the Cayman Islands.

             PSL is a limited liability company formed under the laws of Delaware.

             PPI is a limited partnership formed under the laws of Delaware.

             POF is an exempted company formed under the laws of the Cayman Islands.

             DeAM is an exempted company formed under the laws of the Cayman Islands.

             Lancer is an exempted company formed under the laws of the Cayman Islands.

             Palladin is a limited partnership formed under the laws of Texas.

       (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock, no par value (the "Common Stock")

       (e)   CUSIP NUMBER: 10382K102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (SECTIONS)240.13D-1(B) OR 240.13D(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

       (a)   [ ]  Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o)
       (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
       (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c)

       (d)   [ ]  Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8)
       (e)   [ ]  An investment adviser in accordance with
                  (SECTION)240.13d-1(b)(1)(ii)(E)
       (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                  (SECTION)240.13d-1(b)(1)(ii)(F)
       (g)   [ ]  A parent holding company or control person in accordance with
                  (SECTION)240.13d-1(b)(1)(ii)(G)
       (h)   [ ]  A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813)
       (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
       (j)   [ ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J)


             IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(C), CHECK HERE X
                                                                             ---

ITEM 4.      OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)   Amount beneficially owned:

             Halifax and Palladin together beneficially own a total of 444,200 shares of Common Stock (the sum of (i) 0 shares of Common Stock and (ii) 444,200 shares of Common Stock for which Halifax's Common Stock Purchase Warrants are exercisable).

             PSL and Palladin together beneficially own a total of 6,090 shares of Common Stock (the sum of (i) 0 shares of Common Stock and (ii) 6,090 shares of Common Stock for which PSL's Common Stock Purchase Warrants are exercisable).

             PPI and Palladin together beneficially own a total of 34,590 shares of Common Stock (the sum of (i) 0 shares of Common Stock and (ii) 34,590 shares of Common Stock for which PPI's Common Stock Purchase Warrants are exercisable).

             POF and Palladin together beneficially own a total of 297,067 shares of Common Stock (the sum of (i) 253,007 shares of Common Stock and (ii) 44,060 shares of Common Stock for which POF's Common Stock Purchase Warrants are exercisable).

             DeAM and Palladin together beneficially own a total of 297,067 shares of Common Stock (the sum of (i) 253,007 shares of Common Stock and (ii) 44,060 shares of Common Stock for which DeAM's Common Stock Purchase Warrants are exercisable).

             Lancer and Palladin together beneficially own a total of 204,211 shares of Common Stock (the sum of (i) 166,241 shares of Common Stock and (ii) 37,970 shares of Common Stock for which Lancer's Common Stock Purchase Warrants are exercisable).

             Halifax, PSL, PPI, POF, DeAM, Lancer and Palladin together beneficially own a total of 1,283,225 shares of Common Stock (the sum of (i) 672,255 shares of Common Stock and (ii) 610,971 shares of Common Stock for which the Common Stock Purchase Warrants (listed above) are exercisable).

       (b)   Percent of class:

             Halifax and Palladin's aggregate beneficial ownership of 444,200 shares of Common Stock constitutes 0.67% of all of the outstanding shares of Common Stock.

             PSL's and Palladin's aggregate beneficial ownership of 6,090 shares of Common Stock constitutes 0.001% of all the outstanding shares of Common Stock.

             PPI's and Palladin's aggregate beneficial ownership of 34,590 shares of Common Stock constitutes 0.001% of all of the outstanding shares of Common Stock.

             POF's and Palladin's beneficial ownership of 297,067 shares of Common Stock constitutes 0.45% of all of the outstanding shares of Common Stock.

             DeAM's and Palladin's aggregate beneficial ownership of 297,067 shares of Common Stock constitutes 0.45% of all the outstanding shares of Common Stock.

             Lancer's and Palladin's aggregate beneficial ownership of 204,211 shares of Common Stock constitutes 0.31% of all the outstanding shares of Common Stock.

             Halifax's, PSL's, PPI's, POF's, DeAM's, Lancer's and Palladin's aggregate beneficial ownership of 1,283,225 shares of Common Stock constitutes 1.93% of all the outstanding shares of Common Stock.

       (c)   Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote
                            Not applicable

              (ii)   Shared power to vote or to direct the vote

                            Halifax and Palladin together have shared power to vote or direct the vote of 444,200 shares of Common Stock.

                            PSL and Palladin together have shared power to vote or direct the vote of 6,090 shares of Common Stock.

                            PPI and Palladin together have shared power to vote or direct the vote of 34,590 shares of Common Stock.

                            POF and Palladin together have shared power to vote or direct the vote of 297,067 shares of Common Stock.

                            DeAM and Palladin together have shared power to vote or direct the vote of 297,067 shares of Common Stock.

                            Lancer and Palladin together have shared power to vote or direct the vote of 204,211 shares of Common Stock.

              (iii)  Sole power to dispose or to direct the disposition of
                            Not applicable

              (iv)   Shared power to dispose or to direct the disposition of

                            Halifax and Palladin together have shared power to dispose or direct the disposition of 444,200 shares of Common Stock.

                            PSL and Palladin together have shared power to dispose or direct the disposition of 6,090 shares of Common Stock.

                            PPI and Palladin together have shared power to dispose or direct the disposition of 34,590 shares of Common Stock.

                            POF and Palladin together have shared power to dispose or direct the disposition of 297,067 shares of Common Stock.

                            DeAM and Palladin together have shared power to dispose or direct the disposition of 297,067 shares of Common Stock.

                            Lancer and Palladin together have the shared power to dispose or direct the disposition of 204,211 shares of Common Stock.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              See Item 2(a).

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP
              Not applicable.

ITEM 10.      CERTIFICATION

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

         Dated: February 15, 2002

                                            HALIFAX FUND, L.P.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person


                                            PALLADIN SECURITIES, L.L.C.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person


                                            PALLADIN OVERSEAS FUND, LTD.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person


                                            PALLADIN PARTNERS I, L.P.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            LANCER SECURITIES (CAYMAN) LTD.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            THE PALLADIN GROUP, L.P.

                                            By: Palladin Capital Management, LLC
                                                     General Partner

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Bracknell Corporation dated February 15, 2002 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 15, 2002


                                            HALIFAX FUND, L.P.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            PALLADIN SECURITIES, L.L.C.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            PALLADIN OVERSEAS FUND, LTD.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            PALLADIN PARTNERS I, L.P.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            DeAM CONVERTIBLE ARBITRAGE FUND LTD.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            LANCER SECURITIES (CAYMAN) LTD.

                                            By: The Palladin Group, L.P.
                                                    Attorney-in-Fact

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person

                                            THE PALLADIN GROUP, L.P.

                                            By: Palladin Capital Management, LLC
                                                     General Partner

                                                    By:
                                                       -------------------------
                                                            Maurice Hryshko
                                                            Authorized Person